Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Oracle Corporation for the registration of common stock, preferred stock, debt securities, warrants, purchase contracts, or units and to the incorporation by reference therein of our reports dated June 27, 2017 with respect to the consolidated financial statements and schedule of Oracle Corporation and the effectiveness of internal control over financial reporting of Oracle Corporation included in its Annual Report (Form 10-K) for the year ended May 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

March 21, 2018